HellerEhrman

28 November 2003



Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200

19064.0001



The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-3700

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the quarterly unaudited consolidated results for the nine month period from January 1, 2003 to September 30, 2003, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on November 12, 2003;

2. The Company's announcement regarding the appointment of Mr Li Jian Hua as Executive Director, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on October 27, 2003;

3. The Company's announcement regarding unaudited interim results of 2003, dated August 22, 2003, published (in the English language) in The Standard, and published (in the Chinese language) in the Hong Kong Economic Times, both on August 25, 2003; and

4. The Company's Interim Report 2003, dated August 22, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosure

cc: Truly International Holdings Limited

The Standard

12 Nov 2003

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

ANNOUNCEMENT

The unaudited turnover of the Company and its subsidiaries for the nine month period from 1 January 2003 to 30 September 2003 was approximately HK$848,291,000 (approximately HK$575,332,000 for the corresponding period in 2002) representing a growth of around 47%.

Both unaudited gross (29.5%) and net profit (12.0%) margins for the period were increased when compared to the same period last year.

The Board of Directors of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") is pleased to announce its quarterly unaudited consolidated results for the nine month period from 1 January 2003 to 30 September 2003 as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the period from 1 January 2003 to 30 September 2003

	Unaudited Nine months ended 30.9.2003 *HK$'000*	Unaudited Nine months ended 30.9.2002 *HK$'000*
Turnover *(Note 2)*	848,291	575,332
Cost of sales	(598,348)	(411,717)
Gross profit *(Note 3)*	249,943	163,615
Other operating income	2,946	5,923
Distribution costs	(45,061)	(23,512)
Administrative expenses	(73,168)	(66,626)
Profit from operations	134,660	79,400
Finance costs	(5,917)	(7,169)
Share of results of an associate	465	—
Profit before taxation	129,208	72,231
Taxation	(27,230)	(7,875)
Profit for the period *(Note 4)*	101,978	64,356

Notes:

1. The accounting policies and basis used in the preparation of the income statement are the same as those used in the interim financial statements for the six months ended 30 June 2003.
2. Unaudited consolidated turnover for the nine months ended 30 September 2003 was approximately HK$848,291,000 (same period in 2002: approximately HK$575,332,000) which was 47% more than the same period last year.
3. Gross profit margin for the period was around 29.5% (approximately 28.4% for the same period last year).
4. Net profit margin for the period was around 12.0% (approximately 11.2% for the same period last year).

As the unaudited results for the nine months ended 30 September 2003 may not reflect the final results for the full year ended 31 December 2003, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 11 November 2003

香港經濟日報 2003年11月12日

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

公佈

本公司及其附屬公司於二零零三年一月一日至二零零三年九月三十日九個月期間之未經審核營業額約為848,291,000港元(二零零二年同期約為575,332,000港元)，增長達47%左右。

本期間毛利(29.5%)及純利率(12.0%)兩者均比截至二零零二年同期有所增加。

信利國際有限公司(「本公司」)及其附屬公司(整體為「本集團」)董事會欣然公佈於二零零三年一月一日至二零零三年九月三十日期間之季度未經審核綜合業績如下：

未經審核簡明綜合收益表
於二零零三年一月一日至二零零三年九月三十日期間

	截至九月三十日止九個月	
	未經審核	未經審核
	二零零三年	二零零二年
	千港元	千港元
營業額(附註二)	848,291	575,332
銷售成本	(598,348)	(411,717)
毛利(附註三)	249,943	163,615
其他經營收入	2,946	5,923
分銷成本	(45,061)	(23,512)
行政費用	(73,168)	(66,626)
經營溢利	134,660	79,400
財務費用	(5,917)	(7,169)
應佔一家聯營公司業績	465	—
除稅前溢利	129,208	72,231
稅項	(27,230)	(7,875)
本期間溢利(附註四)	101,978	64,356

附註：

一、 編製收益表所採用的會計政策及基準與編製截至二零零三年六月三十日止六個月之財務報表所採用者一致。

二、 截至二零零三年九月三十日止九個月之未經審核綜合營業額約為848,291,000港元(二零零二年同期：約為575,332,000港元)，比去年同期多47%。

三、 本期間毛利率為29.5%左右(去年同期約為28.4%)。

四、 本期間純利率為12.0%左右(去年同期約為11.2%)。

因截至二零零三年九月三十日止九個月之未經審核業績未必能反映截至二零零三年十二月三十一日止全年之最後業績，懇請各投資者及股東在買賣本公司股份時務須謹慎行事。

承董事會命
主席
林偉華

香港，二零零三年十一月十一日

The Standard 27 Oct 2003

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Announcement

The Board of Directors (the "Board") of Truly International Holdings Limited (the "Company") is pleased to announce that Mr. Li Jian Hua ("Mr. Li") has been appointed as Executive Director of the Company with effective from 23 October 2003.

Mr. Li joined the Group in 1989 and is currently an Executive Director of Truly Semiconductors Limited, a subsidiary of the Company. He is responsible for the Group's development and production of liquid crystal display products. Prior to joining the Group, Mr. Li worked in a multinational automobile manufacturer in Guangzhou City, the PRC for almost two years.

The Board believes that the Company will benefit from Mr. Li's extensive experiences in the display industry and would like to extend its warmest welcome to Mr. Li.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 24 October 2003

經濟日報 27 Oct 2003

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

公佈

信利國際有限公司(「本公司」)之董事會(「董事會」)欣然宣佈自二零零三年十月二十三日起委任李建華先生(「李先生」)為本公司之執行董事。

李先生於一九八九年加盟本集團，現為本公司一附屬公司 — 信利半導體有限公司之執行董事，負責領導本集團液晶體顯示器產品之開發及生產工作。李先生於加入本集團之前，曾於中國廣州市一間國際汽車生產商任職達兩年。

董事會相信李先生擁有對顯示器工業之廣泛經驗，將對本公司有所裨益，並熱烈歡迎李先生加入董事會。

承董事會命
林偉華
主席

香港，二零零三年十月二十四日

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

2003 Interim Report


96X64
TRULY OLED


TRULY



TRULY INTERNATIONAL HOLDINGS LIMITED

Contents

2003 INTERIM REPORT

Chairman's Statement

I am very pleased to report to our shareholders that the Group has again broken a new record in turnover for the six months ended 30 June 2003. Consolidated turnover for the period amounted to HK$492 million and was significantly increased by 38% compared to the corresponding period (HK$356 million) last year. Profit before taxation was up by 51% reaching HK$79.2 million (2002: HK$52.5 million). Due to the adoption of a revised Statement of Standard Accounting Practice in respect to the deferred taxation during the reporting period, the increment in profit attributable to shareholders was about 27%, on a relatively lower magnitude.

Liquid Crystal Display and Module ("LCD/LCM" respectively) products together comprised 88% of the Group's business. Tremendous growth in this core business was recorded not only in the first quarter of the year, but also extended to the second quarter when the Group commenced to deliver its Colour Supertwisted Nematic ("CSTN") LCD products to the customers, to their great satisfaction. Based on the positive feedbacks and continuous sales orders from these customers, we are fully confident of making an optimistic projection for the second half of the year in both turnover and profitability growth. Besides achieving remarkable growth in sales and earnings, we are also proud of successfully maintaining an excellent gross profit margin, and enhancing the operating profit margin during the period.

In mid-July, the Group obtained license from Eastman Kodak Company ("Kodak") to use its award-winning organic light-emitting diode ("OLED") technology. I am very excited to announce that we are one of the very few Hong Kong-based companies within Kodak's list of licensees. As of today, we are the first and the only one in China to have commenced this OLED production facility in our advanced factory. These organic solid-state displays offer bright, full-motion image display, and are viewable from very wide angles, making them ideal for image-rich mobile communications that underpin the info-imaging market. We believe this new operation will become one of our main growth drivers and benefit our LCD business in 2005 and thereafter.

Except for pagers, the performance of other electronic consumer products have been improving since the beginning of the year. Within the division, the sales of the Group's MP3 players were particularly outstanding and are expected to have big increases throughout the full year period. As a whole, I have every confidence in making this division profitable in 2003, and in the foreseeable future.

Condensed Consolidated Income Statement

	Notes	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
TURNOVER		**492,101**	356,319
Cost of sales		**(341,330)**	(244,983)
Gross profit		**150,771**	111,336
Other operating income		**2,643**	2,300
Distribution costs		**(20,521)**	(15,052)
Administrative expenses		**(50,088)**	(41,577)
PROFIT FROM OPERATIONS	2	**82,805**	57,007
Finance costs	3	**(3,954)**	(4,538)
Share of results of an associate		**315**	—
PROFIT BEFORE TAXATION		**79,166**	52,469
TAXATION	4		
— Hong Kong		**(6,000)**	(5,000)
— Overseas		**(1,425)**	(1,596)
— Deferred		**(13,213)**	—
— Associate		**(129)**	—
		(20,767)	(6,596)
PROFIT BEFORE MINORITY INTERESTS		**58,399**	45,873
Minority interests		**—**	—
PROFIT FOR THE PERIOD		**58,399**	45,873
INTERIM DIVIDEND		**31,098**	22,213
EARNINGS PER SHARE	5		
Basic		**13.15 HK cents**	10.33 HK cents
Diluted		**13.04 HK cents**	10.27 HK cents

Condensed Consolidated Balance Sheet

	Notes	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
ASSETS			
NON-CURRENT ASSETS			
Property, plant and equipment		**744,406**	700,713
Deferred development expenditure		**10,803**	7,407
Intangible assets		**566**	545
Interest in an associate		**806**	620
CURRENT ASSETS			
Inventories		**190,335**	164,387
Trade and other receivables	6	**200,983**	170,696
Loan receivable		**11,057**	11,057
Amount due from an associate		**1,434**	1,174
Bank balances and cash		**133,446**	196,506
		537,255	543,820
CURRENT LIABILITIES			
Trade and other payables	7	**98,844**	104,894
Tax liabilities		**28,276**	22,961
Obligations under finance leases and hire purchase contracts — due within one year		**22,676**	31,164
Bank borrowings — due within one year		**143,098**	147,623
		292,894	306,642
NET CURRENT ASSETS		**244,361**	237,178
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,000,942**	946,463

Condensed Consolidated Balance Sheet

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
NON-CURRENT LIABILITIES		
Bank borrowings — due after one year	**(77,500)**	(56,440)
Obligations under finance leases and hire purchase contracts — due after one year	**(1,041)**	(8,312)
Deferred taxation	**(13,213)**	—
	(91,754)	(64,752)
MINORITY INTEREST	**590**	590
NET ASSETS	**909,778**	882,301
CAPITAL AND RESERVES		
Share capital	**44,425**	44,425
Reserves	**865,353**	837,876
	909,778	882,301

Condensed Consolidated Statement of Changes in Equity

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Total shareholders' funds as at 1 January	**882,301**	823,801
Exchange differences arising on translation of overseas operations not recognised in the income statement	**176**	90
Net profit for the period	**58,399**	45,873
Dividend paid	**(31,098)**	(17,770)
Total shareholders' funds as at 30 June	**909,778**	851,994

Condensed Consolidated Cash Flow Statement

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Net cash from operating activities	**53,167**	82,476
Net cash used in investing activities	**(82,127)**	(40,089)
Net cash used in financing	**(54,658)**	(33,072)
(Decrease)/Increase in cash and cash equivalents	**(83,618)**	9,315
Cash and cash equivalents at the beginning of the period	**195,826**	88,261
Effect of foreign exchange rate changes	**856**	(867)
Cash and cash equivalents at the end of the period	**113,064**	96,709
Analysis of the balance of cash and cash equivalents		
Bank balances and cash	**133,446**	100,756
Bank overdrafts	**(20,382)**	(4,047)
	113,064	96,709

Notes to Condensed Consolidated Financial Statements

1. ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2002 except that the Group has adopted the revised SSAP No. 12 "Income Taxes" which became effective on 1 January 2003. Comparative amounts for the prior period have been restated in order to achieve a consistent presentation if necessary.

The interim results are unaudited, but have been reviewed by the Audit Committee.

2. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Depreciation on fixed assets	**35,089**	35,841
Amortisation of deferred development expenditure	**394**	3,198
Staff costs, inclusive of directors' emoluments	**49,136**	44,936

3. FINANCE COSTS

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	**3,254**	3,397
Finance leases and hire purchase contracts	**700**	1,141
	3,954	4,538

4. TAXATION

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. EARNINGS PER SHARE

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June	
	2003	2002
	(Unaudited)	(Unaudited)
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share	**58,399**	45,873
	Number of shares	Number of shares
Number of ordinary shares for the purposes of basic earnings per share	**444,259,000**	444,259,000
Effect of dilutive share options	**3,722,000**	2,232,000
Number of ordinary shares for the purposes of diluted earnings per share	**447,981,000**	446,491,000

6. TRADE AND OTHER RECEIVABLES

The Group has a policy of allowing an average credit terms ranging from 30 to 90 days to its trade customers.

	30 June 2003	31 December 2002
	(Unaudited)	(Audited)
	HK$'000	HK$'000
Aged analysis of trade receivables:		
Within 60 days	**133,540**	96,012
60 to 90 days	**12,382**	18,743
More than 90 days	**2,818**	16,627
	148,740	131,382
Deposits and prepayments	**52,243**	39,314
	200,983	170,696

7. TRADE AND OTHER PAYABLES

	30 June 2003 (Unaudited) HK$'000	31 December 2002 (Audited) HK$'000
Aged analysis of trade payables:		
Within 60 days	**51,729**	66,724
60 to 90 days	**12,201**	9,532
More than 90 days	**7,853**	8,427
	71,783	84,683
Other payables and accrued charges	**27,061**	20,211
	98,844	104,894

RESULTS

The Group's turnover for the six months ended 30 June 2003 amounted to HK$492 million (2002: HK$356 million). Profit for the period was HK$58.4 million (2002: HK$45.9 million).

SEGMENTAL INFORMATION

	Six months ended 30 June 2003		Six months ended 30 June 2002	
	Turnover HK$'000	**Contribution HK$'000**	Turnover HK$'000	Contribution HK$'000
By geographical segments:				
The People's Republic of China	**147,543**	**24,742**	89,093	12,968
Europe	**31,445**	**5,282**	36,599	5,638
Hong Kong	**99,767**	**16,787**	46,291	7,922
Japan	**75,932**	**12,789**	55,650	9,656
South Korea	**61,510**	**10,326**	75,706	13,163
Others (Note)	**75,904**	**12,723**	52,980	7,477
	492,101	**82,649**	356,319	56,824
Interest income from bank deposits		**580**		495
Unallocated corporate expenses		**(424)**		(312)
Profit from operations		**82,805**		57,007
By business segments:				
Liquid crystal display products	**433,356**	**73,029**	306,973	53,373
Electronic consumer products	**58,745**	**9,620**	49,346	3,451
	492,101	**82,649**	356,319	56,824
Interest income from bank deposits		**580**		495
Unallocated corporate expenses		**(424)**		(312)
Profit from operations		**82,805**		57,007

Note: This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

BUSINESS REVIEW AND OUTLOOK

LCD sales for the period totalled HK$433 million, and comprised 88% of the Group's turnover. The huge growth in this division was a result of our accurate targeting in providing a total display solution to customers. We were able to change the purchasing habits of the customers, from in the past only buying display panels from TRULY, to now heavily relying on our One-Stop-Shopping service. LCM sales have gradually become our major growth momentum, especially in Colour Displays. With the commencement of assembling Thin-Film Transistor ("TFT") Display Modules in the third quarter and the later OLED trial production orders, we will be capable of serving our customers' every need in all major aspects. Consequently, we trust 2003 will be another record breaking year in our history.

The high economic growth in mainland China over the past few years has created tremendous spending power in the region. Mobile telecommunications are in fact encouraged by the Chinese Government. Therefore, during this rapid development period, people are more eager to spend money on trendy consumer products especially those with an attractive appearance. According to reliable market research, handsets with large and colourful displays will occupy the majority of the mobile telecommunication device in the next five to ten year period. Our excellent position as one of the dominant players in this display segment would serve to guarantee our continuous and significant business growth in this market in 2004 and thereafter.

By the end of August this year, when the installation of the pilot run production facilities for the OLED project is finished, we will carry out more extensive product development, within a relatively short period of time, on full colour OLED displays. Our existing customers have shown interest in this new display technology and orders for small size OLED displays in monochrome and area colour type have been received. Furthermore, we would anticipate some bulk orders for these categories from 2004, in particular for cell phone application, and therefore would expect some further contributions to the overall turnover.

LIQUIDITY AND FINANCIAL RESOURCES

There were no material changes in the assets and liabilities of the Group as at 30 June 2003 compared to the last financial year end at 31 December 2002. The current ratio was maintained at a comfortable level of around 1.83 while the gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 12%.

The total bank and other borrowings, net of cash and bank balances of HK$133 million were about HK$111 million. Among the total gross borrowings of HK$244 million, HK$166 million were repayable within a year with the remaining balances repayable within a period of two to three years. At 30 June 2003, the Group had no pledge or mortgage on its fixed assets.

Capital expenditure of HK$450 million for the next three years in respect of acquisition of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

GENERAL

There was no change to the capital structure of the Group during the six months ended 30 June 2003.

The state of the Group's current order books is excellent.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the six months ended 30 June 2003.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are around 3,000 workers and employees currently employed in the Group's Shan Wei factory and around 60 staff in our Hong Kong office.

Other than trade bills discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged.

INTERIM DIVIDEND

The Directors have resolved to pay an interim dividend of 7 HK cents per share (2002: 5 HK cents) to shareholders whose names appear on the Register of Members on 17 October 2003. It is expected that the interim dividend payments will be made to shareholders on 22 October 2003.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from 13 October 2003 to 17 October 2003, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 10 October 2003.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2003, details of interests of the Directors, chief executives and their associates (within the meaning of the Securities and Futures Ordinance ("SFO")) in the shares of the Company according to the register kept pursuant to Section 352 of the SFO are as follows:

Name of Director	**Personal Interest No. of Shares**
Lam Wai Wah, Steven	211,278,000*
Wong Pong Chun, James	12,000
Cheung Tat Sang, James	282,000
Ip Cho Ting, Spencer	Nil
Heung Kai Sing	Nil
Chung Kam Kwong	Nil

* Family Interest

None of the above directors has any interest of short positions in the shares or underlying shares of the Company.

Save as disclosed herein, none of the Directors, chief executives or their associates had any interest in the share capital of the Company or any of its associated corporations as at 30 June 2003 as recorded in such register or as otherwise notified to the Company as aforesaid.

DIRECTORS' RIGHTS TO ACQUIRE SHARES AND DEBENTURES

On 16 July 2001, the Company granted share options to certain directors and employees of the Company and its subsidiaries. Each share option entitles the holder to subscribe in cash for shares in the Company of HK$0.1 each at an option price of HK$2.196. The options are exercisable between 17 July 2001 to 22 May 2011 (both dates inclusive).

A summary of the details of options as at 30 June 2003 is as follows:

Name	Capacity	Balance at 1.1.2003 and 30.6.2003
Lam Wai Wah, Steven	Director	6,900,000
Wong Pong Chun, James	Director	6,900,000
Cheung Tat Sang, James	Director	6,900,000
Others	Employee	7,300,000

Save as disclosed above, none of the Directors and chief executives, or their spouse or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following interests and/or short positions in shares representing 5% or more of the Company's issued share capital as at 30 June 2003:

	Note	Number of Shares (long position)
Lam Wai Wah, Steven	1	211,278,000
Chung King Yee, Cecilia	1	211,278,000
Chan Kin Sun	2	38,756,000
Cheng Kwan Ying, Jennifer	2	38,756,000
Chan Lai Lan		35,096,000
Yu Wing Keung, Steven	3	29,158,000
Chan Lai Lai, Karen	3	29,158,000

(Notes 1, 2 and 3: Each of the notes refers to spouses declaring interests in the same shares of the Company. The Company's total issued share capital as at 30 June 2003 was 444,259,527 ordinary shares.)

PURCHASE, SALE OR REDEMPTION OF SECURITY

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Code of Best Practice set out in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 22 August 2003

TRULY®

信利國際有限公司

（於開曼群島註冊成立之有限公司）

二零零三年中期報告


96X64
TRULY OLED


TRULY



[illegible]利國際有限公司

目錄

二零零三年中期報告

主席報告書

本人欣然向各股東報告，本集團截至二零零三年六月三十日止六個月的營業額再創新高。期內綜合營業額達至492,000,000港元，較去年同期(356,000,000港元)大幅上揚38%。除税前溢利增長51%，達79,200,000港元(二零零二年同期：52,500,000港元)。鑒於在報告期內採用了有關遞延税項的經修訂會計實務準則，股東應佔溢利增幅約為27%，增長力度相對較小。

液晶體顯示器及模塊(「液晶體顯示器」及「液晶體顯示器模塊」)產品共佔本集團業務88%。此項業務不但在今年首季錄得可觀增長，而且隨著本集團開始向客戶交付彩色超扭曲向列型(「CSTN」)液晶體顯示器產品，並獲一致好評，增長之勢更延續至第二季。有見此等客戶對產品的反應正面，銷售訂單源源不絕，本集團充滿信心，可對下半年之營業額及溢利增長水平，作出較為樂觀的預測。除銷售及盈利雙雙錄得驕人增長外，期內成功保持超卓的毛利率及提升經營溢利率，亦令本集團深感自豪。

本集團於七月中旬獲 Eastman Kodak Company(「柯達」)授予特許權，可使用其曾經獲獎的有機發光顯示器(「OLED」)科技。柯達的獲授人名單中，香港公司僅佔極少數，而本集團正是其中之一。本集團為中國首家在先進廠房內開始生產 OLED 的公司，而至今為止，仍是該產品在國內的唯一生產商。此等有機固體顯示器能顯示光亮的全動態影像，並可從極廣闊的角度觀看，對於目前資訊影像市場所流行的影像主導流動通訊產品，實為最理想的配件。本集團相信，此項新業務可從二零零五年開始，成為本集團的主要增長動力，本集團的液晶體顯示器業務，更將如虎添翼。

自年初以來，除傳呼機外，其他電子消費產品的表現均見改善。該部門之中，尤以本集團的 MP3 播放機的銷售，表現最為突出，預期全年將錄得大幅躍進。總言之，本人極具信心，於二零零三年及可見之未來，此部門將可錄得盈利。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	 二零零二年 (未經審核) 千港元
營業額		**492,101**	356,319
銷售成本		**(341,330)**	(244,983)
毛利		**150,771**	111,336
其他經營收入		**2,643**	2,300
分銷成本		**(20,521)**	(15,052)
行政費用		**(50,088)**	(41,577)
經營溢利	二	**82,805**	57,007
財務費用	三	**(3,954)**	(4,538)
應佔一家聯營公司業績		**315**	—
除稅前溢利		**79,166**	52,469
稅項	四		
— 香港		**(6,000)**	(5,000)
— 海外		**(1,425)**	(1,596)
— 遞延		**(13,213)**	—
— 聯營公司		**(129)**	—
		(20,767)	(6,596)
未計少數股東權益前溢利		**58,399**	45,873
少數股東權益		—	—
本期間溢利		**58,399**	45,873
中期股息		**31,098**	22,213
每股盈利	五		
基本		**13.15港仙**	10.33港仙
攤薄		**13.04港仙**	10.27港仙

簡明綜合資產負債表

	附註	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (已審核) 千港元
資產			
非流動資產			
物業、廠房及設備		**744,406**	700,713
遞延發展開支		**10,803**	7,407
無形資產		**566**	545
所佔一家聯營公司權益		**806**	620
流動資產			
存貨		**190,335**	164,387
應收賬款及其他應收款項	六	**200,983**	170,696
應收貸款		**11,057**	11,057
應收聯營公司款項		**1,434**	1,174
銀行結存及現金		**133,446**	196,506
		537,255	543,820
流動負債			
應付賬款及其他應付款項	七	**98,844**	104,894
稅項負債		**28,276**	22,961
融資租約及租購合約債務 — 一年內到期部分		**22,676**	31,164
銀行借貸 — 一年內到期部分		**143,098**	147,623
		292,894	306,642
流動資產淨額		**244,361**	237,178
資產總額減去流動負債		**1,000,942**	946,463

簡明綜合資產負債表

	二零零三年 六月三十日 (未經審核) 千港元	二零零二年 十二月三十一日 (已審核) 千港元
非流動負債		
銀行借貸 — 一年後到期部分	**(77,500)**	(56,440)
融資租約及租購合約債務 — 一年後到期部分	**(1,041)**	(8,312)
遞延税項	**(13,213)**	—
	(91,754)	(64,752)
少數股東權益	**590**	590
資產淨額	**909,778**	882,301
資本及儲備		
股本	**44,425**	44,425
儲備	**865,353**	837,876
	909,778	882,301

簡明綜合權益變動表

	截至六月三十日止六個月	
	二零零三年	二零零二年
	（未經審核）	（未經審核）
	千港元	千港元
於一月一日之股東資金總額	**882,301**	823,801
海外經營業務所產生而未於收益表內確認之外滙差額	**176**	90
本期純利	**58,399**	45,873
已付股息	**(31,098)**	(17,770)
於六月三十日之股東資金總額	**909,778**	851,994

簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
來自經營業務之淨額現金	**53,167**	82,476
投資業務所耗用之淨額現金	**(82,127)**	(40,089)
融資所耗用之淨額現金	**(54,658)**	(33,072)
現金及現金等值項目(減少)/增加	**(83,618)**	9,315
期初現金及現金等值項目	**195,826**	88,261
滙率變動之影響	**856**	(867)
期末現金及現金等值項目	**113,064**	96,709
現金及現金等值項目結餘之分析		
銀行結存及現金	**133,446**	100,756
銀行透支	**(20,382)**	(4,047)
	113,064	96,709

簡明綜合財務報表附註

一、 會計政策

未經審核簡明綜合中期財務報表乃根據香港會計實務準則(「香港會計實務準則」)第25號「中期財務報告」而編製。除本集團已由二零零三年一月一日起採納香港會計實務準則第12號「所得稅」外，編製中期財務報表所採用的會計政策及編製基準與編製截至二零零二年十二月三十一日止年度的年度財務報表所採用者一致。上一期間之比較數額，在必要情況下已重新列賬，以求賬目之呈列能貫徹一致。

中期業績乃未經審核，惟已經由審核委員會審閱。

二、 經營溢利

本集團的經營溢利已扣除：

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
固定資產折舊	**35,089**	35,841
遞延發展支出之攤銷	**394**	3,198
員工成本，包括董事酬金	**49,136**	44,936

三、 財務費用

	截至六月三十日止六個月	
	二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
利息：		
須於五年內全部償還之銀行借貸	**3,254**	3,397
融資租約及租購合約	**700**	1,141
	3,954	4,538

四、 稅項

香港利得稅乃根據期內之估計應課稅溢利按17.5%(二零零二年：16%)之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

簡明綜合財務報表附註

五、 每股盈利

每股基本盈利及每股攤薄盈利按下列數據計算：

	截至六月三十日止六個月	
	二零零三年 （未經審核） 千港元	二零零二年 （未經審核） 千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	**58,399**	45,873
	股份數目	股份數目
用作計算每股基本盈利之普通股數目	**444,259,000**	444,259,000
購股權之攤薄效應	**3,722,000**	2,232,000
用作計算每股攤薄盈利之普通股數目	**447,981,000**	446,491,000

六、 應收賬款及其他應收款項

本集團之政策為給予其貿易客戶平均30天至90天的信貸期。

	二零零三年 六月三十日 （未經審核） 千港元	二零零二年 十二月三十一日 （已審核） 千港元
應收賬項賬齡分析：		
60天以內	**133,540**	96,012
60至90天	**12,382**	18,743
90天以上	**2,818**	16,627
	148,740	131,382
按金及預付款	**52,243**	39,314
	200,983	170,696

簡明綜合財務報表附註

七、應付賬款及其他應付款項

	二零零三年 六月三十日 （未經審核） 千港元	二零零二年 十二月三十一日 （已審核） 千港元
應付賬項賬齡分析：		
60天以內	**51,729**	66,724
60至90天	**12,201**	9,532
90天以上	**7,853**	8,427
	71,783	84,683
其他應付款項及應計費用	**27,061**	20,211
	98,844	104,894

管理層討論與分析

業績

本集團於截至二零零三年六月三十日止六個月的營業額達492,000,000港元(二零零二年：356,000,000港元)。期內溢利為58,400,000港元(二零零二年：45,900,000港元)。

分類資料

	截至二零零三年六月三十日止六個月		截至二零零二年六月三十日止六個月	
	營業額	貢獻	營業額	貢獻
	千港元	千港元	千港元	千港元
按地區分類：				
中華人民共和國	**147,543**	**24,742**	89,093	12,968
歐洲	**31,445**	**5,282**	36,599	5,638
香港	**99,767**	**16,787**	46,291	7,922
日本	**75,932**	**12,789**	55,650	9,656
南韓	**61,510**	**10,326**	75,706	13,163
其他(附註)	**75,904**	**12,723**	52,980	7,477
	492,101	**82,649**	356,319	56,824
銀行存款利息收入		**580**		495
未分配之公司費用		**(424)**		(312)
經營溢利		**82,805**		57,007
按業務分類：				
液晶體顯示器產品	**433,356**	**73,029**	306,973	53,373
電子消費產品	**58,745**	**9,620**	49,346	3,451
	492,101	**82,649**	356,319	56,824
銀行存款利息收入		**580**		495
未分配之公司費用		**(424)**		(312)
經營溢利		**82,805**		57,007

附註：此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

業務回顧與展望

期內液晶體顯示器銷售額共433,000,000港元，佔本集團營業額88%。此部門的巨額增長乃由於本公司定位準確，以提供全面顯示器解決方案予客戶為目標。本集團成功改變客戶的購貨習慣，過往他們僅向信利購買顯示板，如今已極為倚重本集團的一站式採購服務。液晶體顯示器模塊的銷售，已逐漸成為本集團的主要增長動力，尤其是彩色顯示器的液晶體顯示器模塊。隨着薄膜電晶體(「TFT」)顯示模塊的組裝運作於第三季展開，以及其後將至的 OLED 試產訂單，本集團的所有主要業務，均將有能力迎合客戶的各種需要。因此，我們深信，二零零三年將是本集團再創高峰的一年。

中國過去數年的高速經濟增長，已為區內營造強大的消費能力。事實上，中國政府對流動通訊行業的發展亦鼓勵有加。因此，在這高速發展的期間，公眾樂於花錢購買時尚消費產品，對外型吸引的產品，更加趨之若鶩。據可靠的市場調查所顯示，未來五至十年內，置有寬闊彩色顯示屏的手機，將成為流動通訊器的主流。本集團乃顯示器產品的主要經營者之一，在市場內擁有較大優勢，展望二零零四年及未來年度，業務應可持續錄得大幅增長。

待 OLED 項目的試產設施裝置於本年八月底前完成後，本集團將於短期內對全彩 OLED 顯示器進行更廣泛的產品開發。本集團現有客戶已表示對此項嶄新的顯示技術感到興趣，本集團並已接獲小型單色及分區彩色 OLED 顯示器的訂單。再者，本集團預計，由二零零四年起，將接獲此類產品(尤其適用於手機者)的大額訂單，預期將對整體營業額作出進一步的貢獻。

管理層討論與分析

流動資金及財務資源

與截至二零零二年十二月三十一日止之財政年度比較，本集團於二零零三年六月三十日之資產及負債並無重大變動。流動比率維持於約1.83的安心水平，而按銀行及其他借貸減現金及銀行結餘計算的資本負債比率則約為12%。

未償還之銀行及其他借貸總額（扣除現金及銀行結餘133,000,000港元）為111,000,000港元。借貸總額為244,000,000港元，其中166,000,000港元須於一年內償還，其餘則須於兩至三年內償還。於二零零三年六月三十日，本集團並無抵押或按揭其固定資產。

未來三年將用作購置物業、廠房及設備的已授權但未訂約資本開支約為450,000,000港元，預期資金來源主要來自內部儲備。

一般事項

於截至二零零三年六月三十日止六個月，本集團的股本結構並無變動。

本集團現時的訂單數量非常理想。

除投資在附屬公司及一家聯營公司外，本集團或本公司於截至二零零三年六月三十日止六個月內概無持有任何重大投資。

於財政報告期間內，並無任何重大收購或出售附屬公司及聯營公司事宜。

現時約有3,000名工人及僱員受聘於本集團的汕尾工廠，以及約有60名員工受聘於本集團香港辦事處。

除於一般業務過程中向銀行貼現的商業票據外，本集團概無任何重大或然負擔，且僅須承擔低度匯率波動風險，並已就此妥為作出對沖。

其他資料

中期股息

董事議決向於二零零三年十月十七日名列本公司股東名冊的股東派付每股7港仙(二零零二年:5港仙)的中期股息。預期中期股息將於二零零三年十月二十二日向股東派付。

暫停辦理股東過戶登記手續

股份過戶登記手續將於二零零三年十月十三日至二零零三年十月十七日(包括首尾兩日)暫停辦理,期間不會進行任何股份過戶登記。為符合資格收取中期股息,所有股份過戶文件連同有關股票,須於二零零三年十月十日下午四時正前,送達本公司股份過戶分處秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

董事之股份權益

於二零零三年六月三十日,根據證券及期貨條例(「證券及期貨條例」)第352條存置之登記冊,董事、主要行政人員及其聯繫人士(按證券及期貨條例之涵義)於本公司股份之權益詳情如下:

董事姓名	個人權益 股份數目
林偉華	211,278,000*
黃邦俊	12,000
張達生	282,000
葉祖亭	無
香啟誠	無
鍾錦光	無

* 家族權益

其他資料

上述董事概無於本公司之股份或相關股份中擁有任何淡倉。

除上文所披露者外，根據上述登記名冊所載或已按其他方式知會本公司者，於二零零三年六月三十日，各董事、主要行政人員及其聯繫人士，概無在本公司或其任何相聯法團的股本中擁有任何權益。

董事購買股份及債券之權利

於二零零一年七月十六日，本公司向本公司及其附屬公司之若干董事及僱員授予購股權，每一份購股權可賦予持有人以購股權行使價2.196港元，以現金認購本公司每股面值0.1港元之股份。該等購股權可於二零零一年七月十七日至二零一一年五月二十二日期間（首尾兩日包括在內）行使。

購股權於二零零三年六月三十日之詳情摘述如下：

姓名	身份	於二零零三年一月一日及二零零三年六月三十日之結餘
林偉華	董事	6,900,000
黃邦俊	董事	6,900,000
張達生	董事	6,900,000
其他	僱員	7,300,000

除上文所披露者外，各董事及主要行政人員，或其配偶或未滿十八歲之子女，概無享有認購本公司證券的權利，亦無於期內行使任何此等權利。

其他資料

主要股東

於二零零三年六月三十日，根據證券及期貨條例第336條存置的主要股東登記冊所示，本公司已獲知會，佔本公司已發行股本5%或以上的權益及／或淡倉如下：

	附註	股份數目 （好倉）
林偉華	1	211,278,000
鍾琼綺	1	211,278,000
陳建新	2	38,756,000
鄭群英	2	38,756,000
陳麗蘭		35,096,000
余詠強	3	29,158,000
陳麗麗	3	29,158,000

（附註1、2及3：各附註代表配偶申報在同一批本公司股份之權益。本公司於二零零三年六月三十日的已發行股本共有444,259,527股普通股。）

買賣或贖回證券

本公司或其附屬公司於期內概無購買、出售或贖回本公司任何上市證券。

最佳應用守則

據本公司董事所悉，並無資料合理顯示本公司於回顧期間未有遵守香港聯合交易所有限公司證券上市規則附錄十四所載的最佳應用守則。

承董事會命
主席
林偉華

香港，二零零三年八月二十二日

TRULY®
信利國際有限公司

(於開曼群島註冊成立之有限公司)

二零零三年度中期業績公佈

日報
2003年
8月25日

主席報告書

本人欣然向各股東報告，本集團截至二零零三年六月三十日止六個月的營業額再創新高。期內綜合營業額達至492,000,000港元，較去年同期(356,000,000港元)大幅上揚38%。除稅前溢利增長51%，達79,200,000港元(二零零二年同期：52,500,000港元)。鑒於在報告期內採用了有關遞延稅項的經修訂會計實務準則，股東應佔溢利增幅約為27%，增長力度相對較小。

液晶體顯示器及模塊(「液晶體顯示器」及「液晶體顯示器模塊」)產品共佔本集團業務88%。此項業務不但在今年首季錄得可觀增長，而且隨著本集團開始向客戶交付彩色超扭曲向列型(「CSTN」)液晶體顯示器產品，並獲一致好評，增長之勢更延續至第二季。有見此等客戶對產品的反應正面，銷售訂單源源不絕，本集團充滿信心，可對下半年之營業額及溢利增長水平，作出較為樂觀的預測。除銷售及盈利雙雙錄得驕人增長外，期內成功保持超卓的毛利率及提升經營溢利率，亦令本集團深感自豪。

本集團於七月中旬獲 Eastman Kodak Company(「柯達」)授予特許權，可使用其曾經獲獎的有機發光顯示器(「OLED」)科技。柯達的獲授人名單中，香港公司僅佔極少數，而本集團正是其中之一。至今為止，本集團仍為中國首家在先進廠房內開始生產 OLED 的公司。此等有機固體顯示器能顯示光亮的全動態影像，並可從極廣闊的角度觀看，對於目前資訊影像市場所流行的影像主導流動通訊產品，實為最理想的配件。本集團相信，此項新業務可從二零零五年開始，成為本集團的主要增長動力，本集團的液晶體顯示器業務，更將如虎添翼。

自年初以來，除傳呼機外，其他電子消費產品的表現均見改善。該部門之中，尤以本集團的 MP3 播放機的銷售，表現最為突出，預期全年將錄得大幅躍進。總言之，本人極具信心，於二零零三年及可見之未來，此部門將可錄得盈利。

簡明綜合收益表

	附註	截至六月三十日止六個月 二零零三年 (未經審核) 千港元	二零零二年 (未經審核) 千港元
營業額		492,101	356,319
銷售成本		(341,330)	(244,983)
毛利		150,771	111,336
其他經營收入		2,643	2,300
分銷成本		(20,521)	(15,052)
行政費用		(50,088)	(41,577)
經營溢利	二	82,805	57,007
財務費用	三	(3,954)	(4,538)
應佔一家聯營公司業績		315	—
除稅前溢利		79,166	52,469
稅項	四		
一香港		(6,000)	(5,000)
一海外		(1,425)	(1,596)
一遞延		(13,213)	—
一聯營公司		(129)	—
		(20,767)	(6,596)
未計少數股東權益前溢利		58,399	45,873
少數股東權益		—	—
本期間溢利		58,399	45,873

管理層討論與分析

業績

本集團於截至二零零三年六月三十日止六個月的營業額達492,000,000港元(二零零二年：356,000,000港元)。期內溢利為58,400,000港元(二零零二年：45,900,000港元)。

分類資料

	截至二零零三年六月三十日止六個月 營業額 千港元	貢獻 千港元	截至二零零二年六月三十日止六個月 營業額 千港元	貢獻 千港元
按地區分類：				
中華人民共和國	147,543	24,742	89,093	12,968
歐洲	31,445	5,282	36,599	5,638
香港	99,767	16,787	46,291	7,922
日本	75,932	12,789	55,650	9,656
南韓	61,510	10,326	75,706	13,163
其他(附註)	75,904	12,723	52,980	7,477
	492,101	82,649	356,319	56,824
銀行存款利息收入		580		495
未分配之公司費用		(424)		(312)
經營溢利		82,805		57,007
按業務分類：				
液晶體顯示器產品	433,356	73,029	306,973	53,373
電子消費產品	58,745	9,620	49,346	3,451
	492,101	82,649	356,319	56,824
銀行存款利息收入		580		495
未分配之公司費用		(424)		(312)
經營溢利		82,805		57,007

附註：此項目包括對南北美洲、澳洲、中東、非洲、獨聯體國家及其他亞洲國家之銷售。

業務回顧與展望

期內液晶體顯示器銷售額共433,000,000港元，佔本集團營業額88%。此部門的巨額增長乃由於本公司定位準確，以提供全面顯示器解決方案予客戶為目標。本集團成功改變客戶的購貨習慣，過往他們僅向信利購買顯示板，如今已極為倚重本集團的一站式購物服務。液晶體顯示器模塊的銷售，已逐漸成為本集團的主要增長動力，尤其是彩色顯示器的液晶體顯示器模塊。隨着薄膜電晶體(「TFT」)顯示模塊的組裝運作於第三季展開，以及其後將至的 OLED 試產訂單，本集團的所有主要業務，均將有能力迎合客戶的各種需要。因此，我們深信，二零零三年將是本集團再創高峰的一年。

中國過去數年的高速經濟增長，已為區內營造強大的消費能力。事實上，中國政府對流動通訊行業的發展亦鼓勵有加。因此，在這高速發展的期間，公眾樂於花錢購買時尚消費產品，對外型吸引的產品，更加趨之若鶩。據可靠的市場調查所顯示，未來五至十年內，置有寬闊彩色顯示屏的手機，將成為流動通訊器的主流。本集團是顯示器產品的主要經營者之一，在市場內擁有較大優勢，展望二零零四年及未來年度，業務應可持續錄得大幅增長。

待 OLED 項目的試產設施裝置於本年八月底前完成後，本集團將於短期內對全彩 OLED 顯示器進行更廣泛的產品開發。本集團現有客戶已表示對此項嶄新的顯示技術感到興趣，本集團並已接獲小型單色及分區彩色 OLED 顯示器的訂單。再者，本集團預期，由二零零四年起，將接獲此類產品(尤其適

每股盈利	五		
基本		13.15港仙	10.33港仙
攤薄		13.04港仙	10.27港仙

簡明綜合財務報表附註

一、 會計政策

未經審核簡明綜合中期財務報表乃根據香港會計實務準則(「香港會計實務準則」)第25號「中期財務報告」而編製。除本集團已由二零零三年一月一日起採納香港會計實務準則第12號「所得稅」外，編製中期財務報表所採用的會計政策及編製基準與編製截至二零零二年十二月三十一日止年度的年度財務報表所採用者一致。

中期業績乃未經審核，惟已經由審核委員會審閱。

二、 經營溢利

本集團的經營溢利已扣除：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
固定資產折舊	35,089	35,841
遞延發展支出之攤銷	394	3,198
員工成本，包括董事酬金	49,136	44,936

三、 財務費用

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
利息：		
須於五年內全部償還之銀行借貸	3,254	3,397
融資租約及租購合約	700	1,141
	3,954	4,538

四、 稅項

香港利得稅乃根據期內之估計應課稅溢利按17.5%(二零零二年：16%)之稅率計算。海外稅項乃根據各個別司法權區適用之稅率計算。

五、 每股盈利

每股基本盈利及每股攤薄盈利按下列數據計算：

	截至六月三十日止六個月	
	二零零三年	二零零二年
	(未經審核)	(未經審核)
	千港元	千港元
用作計算每股基本盈利及每股攤薄盈利之盈利	58,399	45,873
	股份數目	股份數目
用作計算每股基本盈利之普通股數目	444,259,000	444,259,000
購股權之攤薄效應	3,722,000	2,232,000
用作計算每股攤薄盈利之普通股數目	447,981,000	446,491,000

流動資金及財務資源

與截至二零零二年十二月三十一日止之財政年度比較，本集團於二零零三年六月三十日之資產及負債並無重大變動。流動比率維持於約1.83的合理水平，而按銀行及其他借貸減現金及銀行結餘計算的負債資產比率則約為12%。

未償還之銀行及其他借貸總額(扣除現金及銀行結餘133,000,000港元)為111,000,000港元。借貸總額為244,000,000港元，其中166,000,000港元須於一年內償還，其餘則須於兩至三年內償還。於二零零三年六月三十日，本集團並無抵押或按揭其固定資產。

未來三年將用作購置物業、廠房及設備的已授權但未訂約資本開支約為450,000,000港元，預期資金來源主要來自內部儲備。

一般事項

於截至二零零三年六月三十一日止六個月，本集團的股本結構並無變動。

本集團現時的訂單數量非常理想。

除投資在附屬公司及一家聯營公司外，本集團或本公司於截至二零零三年六月三十日止六個月內概無持有任何重大投資。

於財政報告期間內，並無任何重大收購或出售附屬公司及聯營公司事宜。

現時約有3,000名工人及僱員受聘於本集團的汕尾工廠，以及約有60名員工受聘於本集團香港辦事處。

除於一般業務過程中向銀行貼現的商業票據外，本集團概無任何重大或然負擔，且僅須承擔低度匯率波動風險，並已就此妥為作出對沖。

其他資料

中期股息

董事議決向於二零零三年十月十七日名列本公司股東名冊的股東派付每股7港仙(二零零二年：每股5港仙)的中期股息。預期中期股息將於二零零三年十月二十二日向股東派付。

暫停辦理股東過戶登記手續

股份過戶登記手續將於二零零三年十月十三日至二零零三年十月十七日(包括首尾兩日)暫停辦理，期間不會進行任何股份過戶登記。為符合資格收取中期股息，所有股份過戶文件連同有關股票，須於二零零三年十月十日下午四時正前，送達本公司股份過戶分處秘書商業服務有限公司，地址為香港灣仔港灣道56號東亞銀行港灣中心地下。

買賣或贖回證券

本公司或其附屬公司於期內概無購買、出售或贖回本公司任何上市證券。

最佳應用守則

據本公司董事所悉，並無資料合理顯示本公司於回顧期間未有遵守香港聯合交易所有限公司(「聯交所」)證券上市規則附錄十四所載的最佳應用守則。

中期報告

二零零三年中期報告載有聯交所證券上市規則附錄十六46(1)至46(6)段所規定之資料，將於適當時間在聯交所及本公司網站公佈。

承董事會命
主席
林偉華

香港，二零零三年八月二十二日

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Announcement of Interim Results 2003

CHAIRMAN'S STATEMENT

I am very pleased to report to our shareholders that the Group has again broken a new record in turnover for the six months ended 30 June 2003. Consolidated turnover for the period amounted to HK$492 million and was significantly increased by 38% compared to the corresponding period (HK$356 million) last year. Profit before taxation was up by 51% reaching HK$79.2 million (2002: HK$52.5 million). Due to the adoption of a revised Statement of Standard Accounting Practice in respect to the deferred taxation during the reporting period, the increment in profit attributable to shareholders was about 27%, on a relatively lower magnitude.

Liquid Crystal Display and Module ("LCD/LCM" respectively) products together comprised 88% of the Group's business. Tremendous growth in this core business was recorded not only in the first quarter of the year, but also extended to the second quarter when the Group commenced to deliver its Colour Supertwisted Nematic ("CSTN") LCD products to the customers, to their great satisfaction. Based on the positive feedbacks and continuous sales orders from these customers, we are fully confident of making an optimistic projection for the second half of the year in both turnover and profitability growth. Besides achieving remarkable growth in sales and earnings, we are also proud of successfully maintaining an excellent gross profit margin, and enhancing the operating profit margin during the period.

In mid-July, the Group obtained license from Eastman Kodak Company ("Kodak") to use its award-winning organic light-emitting diode ("OLED") technology. I am very excited to announce that we are one of the very few Hong Kong-based companies within Kodak's list of licensees. As of today, we are the first in China to have commenced the first OLED production in our advanced factory. These organic solid-state displays offer bright, full-motion image display, and are viewable from very wide angles, making them ideal for image-rich mobile communications that underpin the info-imaging market. We believe this new operation will become one of our main growth drivers and benefit our LCD business in 2005 and thereafter.

Except for pagers, the performance of other electronic consumer products have been improving since the beginning of the year. Within the division, the sales of the Group's MP3 players were particularly outstanding and are expected to have big increases throughout the full year period. As a whole, I have every confidence in making this division profitable in 2003, and in the foreseeable future.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
TURNOVER		492,101	356,319
Cost of sales		(341,330)	(244,983)
Gross profit		150,771	111,336
Other operating income		2,643	2,300
Distribution costs		(20,521)	(15,052)
Administrative expenses		(50,088)	(41,577)
PROFIT FROM OPERATIONS	2	82,805	57,007
Finance costs	3	(3,954)	(4,538)
Share of results of an associate		315	—
PROFIT BEFORE TAXATION		79,166	52,469
TAXATION	4		
— Hong Kong		(6,000)	(5,000)
— Overseas		(1,425)	(1,596)
— Deferred		(13,213)	—
— Associate		(129)	—
		(20,767)	(6,596)
PROFIT BEFORE MINORITY INTERESTS		58,399	45,873
Minority interests		—	—
PROFIT FOR THE PERIOD		58,399	45,873
INTERIM DIVIDEND		31,098	22,213
EARNINGS PER SHARE	5		
Basic		13.15 HK cents	10.33 HK cents
Diluted		13.04 HK cents	10.27 HK cents

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. **Accounting policies**

The unaudited condensed consolidated interim financial statements are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim Financial Reporting". The accounting policies and basis of preparation used in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2002 except that the Group has adopted the revised SSAP No. 12 "Income Taxes" which became effective on 1 January 2003.

The interim results are unaudited, but have been reviewed by the Audit Committee.

2. **Profit from operations**

The Group's profit from operations is arrived at after charging:

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Depreciation on fixed assets	35,089	35,841
Amortisation of deferred development expenditure	394	3,198
Staff costs, inclusive of directors' emoluments	49,136	44,936

3. **Finance costs**

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Interest on:		
Bank borrowings wholly repayable within five years	3,254	3,397
Finance leases and hire purchase contracts	700	1,141
	3,954	4,538

4. **Taxation**

Hong Kong Profits Tax is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the period. Overseas taxation is calculated at the rates prevailing in the respective jurisdiction.

5. **Earnings per share**

The calculations of the basic and diluted earnings per share are based on the following data:

	Six months ended 30 June 2003 (Unaudited) HK$'000	2002 (Unaudited) HK$'000
Earnings for the purposes of basic and diluted earnings per share	58,399	45,873
	Number of shares	*Number of shares*
Number of ordinary shares for the purposes of basic earnings per share	444,259,000	444,259,000
Effect of dilutive share options	3,722,000	2,232,000
Number of ordinary shares for the purposes of diluted earnings per share	447,981,000	446,491,000

MANAGEMENT DISCUSSION AND ANALYSIS

Results

The Group's turnover for the six months ended 30 June 2003 amounted to *HK$492 million (2002: HK$356 million). Profit for the period was HK$58.4* million (2002: HK$45.9 million).

Segmental Information

	Six months ended 30 June 2003 Turnover HK$'000	Contribution HK$'000	Six months ended 30 June 2002 Turnover HK$'000	Contribution HK$'000
By geographical segments:				
The People's Republic of China	147,543	24,742	89,093	12,968
Europe	31,445	5,282	36,599	5,638
Hong Kong	99,767	16,787	46,291	7,922
Japan	*75,932*	*12,789*	*55,650*	*9,656*
South Korea	61,510	10,326	75,706	13,163
Others *(Note)*	75,904	12,723	52,980	7,477
	492,101	82,649	356,319	56,824
Interest income from bank deposits		580		495
Unallocated corporate expenses		(424)		(312)
Profit from operations		82,805		57,007
By business segments:				
Liquid crystal display products	433,356	73,029	306,973	53,373
Electronic consumer products	58,745	9,620	49,346	3,451
	492,181	82,649	356,319	56,824
Interest income from bank deposits		580		495
Unallocated corporate expenses		(424)		(312)
Profit from operations		82,805		57,007

Note: This category includes sales to countries in North and South Americas, Australia, the Middle East, Africa, the Commonwealth of Independent States and other Asian countries.

Business Review and Outlook

LCD sales for the period totalled HK$433 million, and comprised 88% of the Group's turnover. The huge growth in this division was a result of our accurate targeting in providing a total display solution to customers. We were able to change the purchasing habits of the customers, from in the past only buying display panels from TRULY, to now heavily relying on our One-Stop-Shopping service. LCM sales have gradually become our major growth momentum, especially in Colour Displays. With the commencement of assembling Thin-Film Transistor ("TFT") Display Modules in the third quarter and the later OLED trial production orders, we will be capable of serving our customers' every need in all major aspects. Consequently, we trust 2003 will be another record breaking year in our history.

The high economic growth in mainland China over the past few years has created tremendous spending power in the region. Mobile telecommunications are in fact encouraged by the Chinese Government. Therefore, during this rapid development period, people are more eager to spend money on trendy consumer products especially those with an attractive appearance. According to reliable market research, handsets with large and colourful displays will occupy the majority of the mobile telecommunication device in the next five to ten year period. Our excellent position as one of the dominant players in this display segment would serve to guarantee our continuous and significant business growth in this market in 2004 and thereafter.

By the end of August this year, when the installation of the pilot run production facilities for the OLED project is finished, we will carry out more extensive product development, within a relatively short period of time, on full colour OLED displays. Our existing customers have shown interest in this new display technology and orders for small size OLED displays in monochrome and area colour type have been received. Furthermore, we would anticipate some bulk orders for these categories from 2004, in particular for cell phone application, and therefore would expect some further contributions to the overall turnover.

Liquidity and Financial Resources

There were no material changes in the assets and liabilities of the Group as at 30 June 2003 compared to the last financial year end at 31 December 2002. The current ratio was maintained at a comfortable level of around 1.83 while the gearing ratio based on bank and other borrowings, net of cash and bank balances was approximately 12%.

The total bank and other borrowings, net of cash and bank balances of HK$133 million were about HK$111 million. Among the total gross borrowings of HK$244 million, HK$166 million were repayable within a year with the remaining balances repayable within a period of two to three years. At 30 June 2003, the Group had no pledge or mortgage on its fixed assets.

Capital expenditure of HK$450 million for the next three years in respect of acquisition of property, plant and equipment was authorized but not contracted for. Their expected sources of funding will be principally from internal reserves.

General

There was no change to the capital structure of the Group during the six months ended 30 June 2003.

The state of the Group's current order books is excellent.

Except for investments in subsidiaries and an associate, neither the Group nor the Company had held any material investments during the six months ended 30 June 2003.

There were no material acquisitions and disposals of subsidiaries and associated companies in the course of the financial period.

There are around 3,000 workers and employees currently employed in the Group's Shan Wei factory and around 60 staff in our Hong Kong office.

Other than trade bills discounted to banks in the ordinary course of business, the Group had no material contingent liabilities. Exposure to fluctuations in exchange rates was minor and properly hedged.

OTHER INFORMATION

Interim Dividend

The Directors have resolved to pay an interim dividend of 7 HK cents per share (2002: 5 HK cents) to shareholders whose names appear on the Register of Members on 17 October 2003. It is expected that the interim dividend payments will be made to shareholders on 22 October 2003.

Closure of Register of Members

The Register of Members will be closed from 13 October 2003 to 17 October 2003, both dates inclusive, during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers accompanied by relevant share certificates must be lodged with the Company's Branch Share Registrars, Secretaries Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on 10 October 2003.

Purchase, Sale or Redemption of Security

No purchase, sale or redemption was made by the Company or its subsidiaries of the Company's listed securities during the period.

Code of Best Practice

None of the Directors of the Company is aware of information that would reasonably indicate that the Company was not in the period under review in compliance with the Code of Best Practice set out in Appendix 14 to the *Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited* (the "Exchange").

Interim Report

The 2003 Interim Report containing all the information required under paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on the Exchange will be published on the websites of the Exchange and the Company in due course.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 22 August 2003